SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

INDEPENDENCE LEAD MINES COMPANY
(Name of issuer)

COMMON STOCK, PAR VALUE $1 PER SHARE
(Title of Class of Securities)

453578106
(CUSIP Number)

John Ryan
U.S. Silver Corporation
524 Bank Street
Wallace, ID 83873
(208) 556-1535
(Name, address and telephone number of person authorized to receive notices and communications)

December 28, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
U.S. Silver Corporation I.R.S. Identification No.: 20-465-2025

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		Delaware

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		258,855
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		258,855
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		258,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		5.10%

14.	Type of Reporting Person (See Instructions)		CO

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Chrysalis Capital III Corporation

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		Ontario

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		258,855
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		258,855
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		258,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		5.10%

14.	Type of Reporting Person (See Instructions)		CO

ITEM 1.	SECURITY AND ISSUER

        This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1 per share (the “Common Stock”), of Independence Lead Mines Company, an Arizona corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 510 Cedar Street, Wallace, Idaho 83873.

ITEM 2.	IDENTITY AND BACKGROUND

        This Statement is being jointly filed by U.S. Silver Corporation, a Delaware corporation (“U.S. Silver”) and Chrysalis Capital III Corporation, an Ontario corporation (“Chrysalis”). U.S. Silver and Chrysalis are sometimes each referred to herein as a “Reporting Person” and collectively as “Reporting Persons.” U.S. Silver is a wholly-owned subsidiary of Chrysalis. Set forth below is certain information with respect to each Reporting Person.

U.S. Silver Corporation

(a)

Set forth on Schedule A, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of U.S. Silver as of the date hereof.

(b)	The business address of U.S. Silver is 524 Bank Street Wallace, ID 83873.

(c)	U.S. Silver is engaged primarily in the silver mining business.

(d)	Neither U.S. Silver nor, to U.S. Silver’s knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)	Neither U.S. Silver nor, to U.S. Silver’s knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)	To U.S. Silver’s knowledge, each of the individuals identified on Schedule A is a citizen of the United States except for Bruce Reid who is a citizen of Canada.

Chrysalis Capital III Corporation

(a)

Set forth on Schedule B, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Chrysalis as of the date hereof.

(b)	The business address of Chrysalis is 267 Richmond Street West, Toronto, Ontario M5V 3M6.

(c)	Chrysalis, having acquired all of the outstanding securities of U.S. Silver on December 29, 2006 pursuant to a merger agreement, is primarily engaged in the silver mining business.

(d)	Neither Chrysalis nor, to Chrysalis’ knowledge, any individual listed on Schedule B is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)	Neither Chrysalis nor, to Chrysalis’ knowledge, any individual listed on Schedule B is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)	To Chrysalis’ knowledge, each of the individuals identified on Schedule B is a citizen of Canada except for John Ryan and Mark Hartmann who are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        During the period from October 3, 2006 through December 28, 2006, U.S. Silver purchased an aggregate of 258,855 shares of Common Stock of the Company in open market transactions at prices ranging from $1.58 to $3.40 (or an aggregate of approximately $561,429) from working capital. The shares of Common Stock of the Company are held in prime brokerage accounts.

ITEM 4.	PURPOSE OF TRANSACTION

        U.S. Silver acquired the shares of Common Stock of the Company for investment purposes in the ordinary course of its business.

        U.S. Silver has had discussions with senior management of the Company concerning the Company’s business and management and expects to continue to have such discussions in the future. U.S. Silver intends to be involved in discussing and influencing the management and direction of the Company and its business and affairs on an ongoing basis, including regarding any or all of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

        U.S. Silver expects to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. U.S. Silver may purchase additional shares of Common Stock of the Company or dispose of any or all of the shares of Common Stock of the Company held by it in the future in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the prospects of the Company, the investment plans and objectives of U.S. Silver and upon other developments, including general economic and stock market conditions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons beneficially own 258,855 shares of the Issuer’s Common Stock, comprising 5.10% of the outstanding shares of the Issuer’s Common Stock.

(b)

The Reporting Persons do not have sole voting or sole dispositive power over any of the shares of the Issuer’s Common Stock. The Reporting Persons have shared voting and shared dispositive power over 258,855 shares of the Issuer’s Common Stock.

(c)	The following is a schedule of the transactions of U.S. Silver in the Issuer’s Common Stock effected during the past 60 days:

	Number of Shares
Date of Transaction	Acquired	Disposed of	Price	Nature of Transaction
12/28/2006	10,000	-	$3.40	Open Market
12/28/2006	15,000	-	$3.07	Open Market
12/12/2006	15,000	-	$3.03	Open Market
12/07/2006	20,000	-	$3.10	Open Market
12/04/2006	-	500	$2.90	Open Market
11/20/2006	7550	-	$1.95	Open Market
11/16/2006	-	500	$2.05	Open Market
11/16/2006	-	2500	$1.90	Open Market

(d)

No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Persons have not entered into an agreement or contract relative to the securities of the Issuer, including any agreements related to the transfer or voting of any of the shares of Common stock of the Company, finder’s fees, joint ventures, loan or option arrangements relating to puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1.	Joint Filing Agreement, between U.S. Silver Corporation and Chrysalis Capital III Corporation, dated January 8, 2007.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Date: January 8, 2007 Date: January 8, 2007	U.S. SILVER CORPORATION By: /s/ John Ryan Name: John Ryan Title: Chairman of the Board CHRYSALIS CAPITAL III CORPORATION By: /s/ John Ryan Name: John Ryan Title: Chairman of the Board

SCHEDULE A

        Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of U.S. Silver Corporation.

Name and Positions Held	Principal Occupation or Employment	Business Address	Citizenship
John Ryan,	Mr. Ryan is an entrepreneur	c/o Fontana Capital Corp.	United States
Chairman of U.S. Silver	engaged in the development of	50 Palmetto Bay Rd #147
Corporation	businesses principally in the	Hilton Head, SC 29928
mining industry. Mr. Ryan is
employed as an executive
officer in several of these
businesses, including U.S.
Silver Corporation (a wholly
owned subsidiary of Chrysalis
Capital III Corporation) on a
25%-time basis.
Mark Hartmann,	Mr. Hartman is the President	524 Bank Street	United States
President and a Director of	and a member of the board of	Wallace, ID 83873
U.S. Silver Corporation	directors of U.S. Silver
Corporation
Bruce Reid,	Mr. Reid is the Chief	524 Bank Street	Canada
Chief Executive Officer and a	Executive Officer and a member	Wallace, ID 83873
Director of U.S. Silver	of the board of directors of
Corporation	U.S. Silver Corporation
Bobby Cooper,	Mr. Cooper is a retired mining	1653 West Geranium Drive	United States
Director of U.S. Silver	industry executive. In	Tucson, AZ 85737
Corporation	addition to his positions with
U.S. Silver and it's parent, Chrysalis (for which he is a member of the Management Advisory Committee),
Mr. Cooper serves on several
other mining company boards
and is currently pursuing
entrepreneurial opportunities
within the mining sector
Kevin D. Stulp,	In addition to his positions	27740 Desert Place	United States
Director of U.S. Silver	with U.S. Silver and its	Castaic, CA 91384
Corporation	parent, Chrysalis (for
which he is a member of
the Management Advisory
Commiettee), Mr. Stulp is a member
of the board of directors of
Aurora Oil & Gas Corporation,
and is a director for the
non-profit, Chicago-based
Bible League.

SCHEDULE B

        Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Chrysalis Capital III Corporation

Name and Positions Held	Principal Occupation or Employment	Business Address	Citizenship
John Ryan,	Mr. Ryan is an entrepreneur	c/o Fontana Capital Corp.	United States
Chairman and Chief Financial	engaged in the development of	50 Palmetto Bay Rd #147
Officer of Chrysalis Capital	businesses principally in the	Hilton Head, SC 29928
III Corporation	mining industry. Mr. Ryan is
employed as an executive
officer in several of these
business, including U.S.
Silver Corporation (a wholly
owned subsidiary of Chrysalis
Capital III Corporation) on a
25%-time basis.
Mark Hartmann,	Mr. Hartman is the President	524 Bank Street	United States
President and a Director of	and a member of board of	Wallace, ID 83873
Chrysalis Capital III	directors of U.S. Silver
Corporation	Corporation
Bruce Reid,	Mr. Reid is Chief Executive	524 Bank Street	Canada
Chief Executive Officer and a	Officer and a member of the	Wallace, ID 83873
Director of Chrysalis Capital	board of directors of U.S.
III Corporation	Silver Corporation
Robert Munro,	Mr. Munro is the President and	c/o 1255 Bay Street, 4th Floor	Canada
Director of Chrysalis Capital	Chief Financial Officer of The	Toronto, Ontario
III Corporation	Chrysalis Capital Group Inc.,	M5R 2A9 Canada
a private company engaged in
the creation and development
of "capital pool companies" on
the TSX Venture Exchange.
Geoff Rotstein,	Mr. Rotstein is the Chief	c/o 1255 Bay Street, 4th Floor	Canada
Director of Chrysalis Capital	Executive Officer of Cyberplex	Toronto, Ontario
III Corporation	Inc., a management and	M5R 2A9 Canada
technology consulting company
listed on the Toronto Stock
Exchange.

Exhibit I

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of common stock, par value $1 per share, of Independence Lead Mines Company is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 8, 2007 Date: January 8, 2007	U.S. SILVER CORPORATION By: /s/ John Ryan Name: John Ryan Title: Chairman of the Board CHRYSALIS CAPITAL III CORPORATION By: /s/ John Ryan Name: John Ryan Title: Chairman of the Board